Mercedes-Benz Auto Lease Trust 2013-A
Investor Report
Collection Period Ended   31-Jan-2014

Amounts in USD

Dates

Collection Period No.	10			
Collection Period (from... to)	1-Jan-2014	31-Jan-2014		
Determination Date	13-Feb-2014			
Record Date	14-Feb-2014			
Payment Date	18-Feb-2014			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2014	18-Feb-2014	Actual/360 Days	34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2014	15-Feb-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	794,335,147.00	729,496,205.61	64,838,941.39	81.455957	0.916453
Class A-3 Notes	590,000,000.00	590,000,000.00	590,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**1,538,685,147.00**	**1,473,846,205.61**	**64,838,941.39**		

Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24	
Total Securitization Value	**2,399,519,126.59**	**1,988,594,983.24**	**1,923,756,041.85**	
present value of lease payments	880,763,921.95	492,883,197.96	455,270,970.23	
present value of Base Residual Value	1,518,755,204.64	1,495,711,785.28	1,468,485,071.62	

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	324,353.52	0.407479	65,163,294.91	81.863436
Class A-3 Notes	0.590000%	290,083.33	0.491667	290,083.33	0.491667
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**707,046.85**		**$65,545,988.24**	

Available Funds		Distributions	
Lease Payments Received	37,753,791.91	(1) Total Servicing Fee	1,657,162.49
Net Sales Proceeds-early terminations (including Defaulted Leases)	31,910,365.16	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	6,424,152.29	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	12,565.96	(3) Interest Distributable Amount Class A Notes	707,046.85
Excess mileage included in Net Sales Proceeds	206,388.20	(4) Priority Principal Distribution Amount	0.00
Subtotal	76,088,309.36	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	64,838,941.39
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	647.70	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	76,088,957.06	(9) Excess Collections to Certificateholders	8,885,806.33
Reserve Account Draw Amount	0.00	**Total Distribution**	**76,088,957.06**
Total Available Funds	**76,088,957.06**		

Distribution Detail

	Amount Due	Shortfall	
Total Servicing Fee	1,657,162.49	1,657,162.49	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	707,046.85	707,046.85	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	324,353.52	324,353.52	0.00
thereof on Class A-3 Notes	290,083.33	290,083.33	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	707,046.85	707,046.85	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	64,838,941.39	64,838,941.39	0.00
Principal Distribution Amount	64,838,941.39	64,838,941.39	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.91
minus Net Investment Earnings	101.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.91
Net Investment Earnings on the Exchange Note	
Collection Account	545.79
Investment Earnings for the Collection Period	647.70

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	1,988,594,983.24	53,511
Principal portion of lease payments	26,765,828.87	
Terminations- Early	28,838,824.09	
Terminations- Scheduled	5,873,403.52	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,360,884.91	
Securitization Value end of Collection Period	1,923,756,041.85	52,373
Pool Factor	80.17%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.33%
Weighted Average Remaining Term (months)	25.13	14.66
Weighted Average Seasoning (months)	9.42	19.93
Aggregate Base Residual Value	1,721,197,534.44	1,575,267,887.19
Cumulative Turn-in Ratio		75.41%
Proportion of base prepayment assumption realized life to date		128.83%
Actual lifetime prepayment speed		0.55%

Delinquency Profile *

	Amount **	Number of Leases	Percentage
Current	1,918,529,267.47	52,238	99.73%
31-60 Days Delinquent	3,634,875.56	93	0.19%
61-90 Days Delinquent	1,377,651.06	37	0.07%
91-120 Days Delinquent	214,247.76	5	0.01%
Total	1,923,756,041.85	52,373	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss

	Current
Securitization Value of Defaulted Leases BOP	1,783,386.02
Less Liquidation Proceeds	1,222,286.96
Less Recoveries	295,535.90
Current Net Credit Loss / (Gain)	265,563.16
Cumulative Net Credit Loss / (Gain)	1,231,926.71
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.051%

Residual Loss

	Current
Securitization Value of Liquidated Leases BOP	36,289,726.50
Less sales proceeds and other payments received during Collection Period	37,423,022.25
Current Residual Loss / (Gain)	(1,133,295.75)
Cumulative Residual Loss / (Gain)	(13,456,959.82)
Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value	(0.561%)